United States securities and exchange commission logo





                          May 17, 2023

       Jill Milne
       President and Chief Executive Officer
       Astria Therapeutics, Inc.
       75 State Street, Suite 1400
       Boston, Massachusetts 02109

                                                        Re: Astria
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 11, 2023
                                                            File No. 333-267546

       Dear Jill Milne:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Rosemary G. Reilly,
Esq.